Exhibit 99.1

Press Release Paris, March 25, 2022

Technip Energies publishes 2021 Form 20-F

Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the Energy Transition, today publishes its 2021 Form 20-F.

The Company filed its 2021 Form 20-F with the United States Securities and Exchange Commission (SEC).

The 2021 Form 20-F is available on:
https://investors.technipenergies.com/regulatory-filings

Technip Energies will hold its Annual General Meeting in Schiphol, the Netherlands, on May 5, 2022. The convening notice, agenda and all related documents are available at https://investors.technipenergies.com/events-presentations/agm.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies is listed on Euronext Paris with American depositary receipts (“ADRs”) traded over-the-counter in the United States.

For further information: www.technipenergies.com.

Press Release Paris, March 25, 2022

Contacts

Investor Relations Phillip Lindsay Vice-President, Investor Relations Tel: +44 203 429 3929 Email: Phillip Lindsay
Media Relations

Stella Fumey
Director, Press Relations & Digital
Communications
Tel: +33 1 85 67 40 95
Email: Stella Fumey

Jason Hyonne
Press Relations & Social Media Lead
Tel: +33 1 47 78 22 89
Email: Jason Hyonne